UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File Number 333-207488

CUSIP Number 43788T104

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: September 30, 2022

      ☐ Transition Report on Form 10-K

      ☐ Transition Report on Form 20-F

      ☐ Transition Report on Form 11-K

      ☐ Transition Report on Form 10-Q

      ☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Makamer Holdings, Inc.

Full Name of Registrant

2934 N. Beverly Glen Circle, Suite #338

Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90077

 City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022 (the “Report”), by the prescribed date of November 14, 2022, without unreasonable effort or expense. As previously reported in a Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on October 13, 2022, the registrant’s independent registered public accounting firm resigned on October 10, 2022. The registrant has not yet engaged a new independent registered public accounting firm.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Alex Mond	(310)	692-4121
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

See Annex A attached.

MAKAMER HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: November 14, 2022	By:	/s/ Alex Mond
	Name:	Alex Mond
	Title:	Chief Executive Officer

Annex A

As previously reported, on April 1, 2022, the Company’s wholly owned subsidiary, Makamer Acquisition Corp., a Delaware corporation, merged (the “Merger”) with and into Makamer, Inc., a private Delaware corporation (“Makamer”). Makamer was the surviving corporation in the Merger and became the Company’s wholly owned subsidiary.  Following the Merger, the Company discontinued its prior activities and focused its operations on the business of Makamer, which was organized on September 3, 2021 to develop and market biodegradable resins with the goal of replacing traditional plastics with renewable and compostable materials to help reduce worldwide toxic plastic waste pollution.

After the completion of the Merger, the financial statements of Makamer are being reported on a consolidated basis with the Company’s financial statements. As a result, the Company expects that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022.

The Company has not yet finalized its financial statements for the fiscal quarter ended September 30, 2022. Therefore, the Company is not able to quantify the anticipated changes in its results of operations at this time.

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